UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Instructure, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

45781U103
(CUSIP Number)

Rivulet Capital, LLC 55 West 46th Street, Suite 2202 New York, New York 10036 Telephone- 212-756-8680
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Rivulet Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,935

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,964,935

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,964,935

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Lebovits

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,935

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,964,935

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,964,935

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	45781U103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joshua Kuntz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,964,935

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,964,935

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,964,935

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.23%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	45781U103

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Instructure, Inc., a Delaware corporation with its principal executive offices located at 6330 South 3000 East, Suite 700, Salt Lake City, Utah 84121 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed jointly by (i) Rivulet Capital, LLC, a Delaware limited liability company, (ii) Joshua Kuntz, a United States citizen and (iii) Barry Lebovits, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 55 West 46th Street, Suite 2202, New York New York 10036.

Joshua Kuntz and Barry Lebovits are the co-managing members of Rivulet Capital, LLC, an investment management firm.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the shares beneficially owned by the Reporting Persons came from the working capital of clients of Rivulet Capital, LLC.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

In a letter to the board of the Issuer dated December 9, 2019, the Reporting Persons expressed their opposition to a proposed going-private transaction. The letter is attached hereto as Exhibit B.

Other than as set forth above, the Reporting Persons currently have no plans or proposals, but reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits may be deemed to be the beneficial owner of 1,964,935 shares of Common Stock or 5.23% of the shares of the Common Stock of the Issuer based on 37,577,533 shares of Common Stock issued and outstanding as of October 25, 2019 as reported in the Issuer’s 10-Q filed on October 30, 2019.

Each of Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits has the sole power to vote or direct the vote of 0 shares of Common Stock and the shared power to vote or direct the vote of 1,964,935 shares of Common Stock.

Each of Rivulet Capital, LLC, Joshua Kuntz and Barry Lebovits has the sole power to dispose or direct the disposition of 0 shares of Common Stock and the shared power to dispose or direct the disposition of 1,964,935 shares of Common Stock.

The Reporting Persons have no transactions in the securities of the Issuer since prior Schedule 13D.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

The letter to the board of the Issuer referred to in Item 4 is attached hereto as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 9, 2019
(Date)

RIVULET CAPITAL, LLC
By:	/s/ Barry Lebovits
Barry Lebovits, Co-Managing Member

/s/ Barry Lebovits
BARRY LEBOVITS

/s/ Joshua Kuntz
JOSHUA KUNTZ

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment No. 1, dated December 9, 2019, relating to the Common Stock, par value $0.0001 per share of Instructure, Inc. shall be filed on behalf of the undersigned.

December 9, 2019

-----------------------

(Date)

RIVULET CAPITAL, LLC
By:	/s/ Barry Lebovits
Barry Lebovits, Co-Managing Member

/s/ Barry Lebovits
BARRY LEBOVITS

/s/ Joshua Kuntz
JOSHUA KUNTZ

Exhibit B

December 9, 2019

Instructure Inc

6330 South 3000 East

Salt Lake City, UT 84121

To Dan Goldsmith, Josh Coates, and the Instructure Board of Directors,

Rivulet Capital is a fundamental investment management firm with over $2.5 billion in assets under management.  We invest in a concentrated portfolio of companies – often holding our positions for many years while maintaining a thoughtful, constructive, and open dialogue with the executives at these companies.  We are not a high-profile ‘activist’ investor.  In fact, over our 8-year history we have never filed a form 13d in order to influence or oppose the actions of management.

As disclosed in our form 13d filed December 5, 2019, clients of Rivulet Capital presently own over 5% of the outstanding shares of Instructure.

We invested in Instructure because we admire the company, and we see plenty of opportunity for continued growth and success.  With Canvas, Instructure has developed the market-leading learning management software product for the higher education market.  The Canvas story has provided an incredible lesson about the success that comes from a focus on innovation, putting students first, and offering a compelling alternative to a greedy incumbent that was run for the enrichment of management and shareholders.  Unfortunately, with the announced sale of the company to Thoma Bravo, Instructure is providing a different sort of lesson to its customers and shareholders.  Here, it appears that the company has run a rushed strategic review process that was designed to result in a sale to management’s chosen buyer at a low price…in order for management to save their jobs and enrich themselves in the years ahead.  It is outrageous.

Instructure does not need additional capital.  There is no urgent need to sell to private equity unless they are willing to pay a particularly attractive price.  And yet, the proposed take-private transaction appears to be a wonderful deal for Thoma Bravo.  They are buying a great company, at an attractive price, and they will spend the next few years focusing the business on the education vertical, growing market share, and increasing margins.  It is likely to be an even better deal for senior executives.  These executives will be executing the exact same strategic plan that many shareholders have been encouraging the company to pursue in the public markets.  However, they could personally end up making substantially more money executing this plan ‘in partnership’ with their chosen private equity sponsor, depending on the terms of their future employment agreements.

Let us be clear.  We are sensitive to the history of this industry, and we have never advocated for loading the company with debt, slowing the pace of innovation, or otherwise destroying the goodwill the company has earned with its customers.  At Rivulet, we do not worship at the altar of ‘shareholder value’ like so many of our Wall Street peers.  The belief that a company is only responsible for maximizing (short term) shareholder value is often short-sighted and destructive.

That being said, Dan Goldsmith and the Instructure board of directors do have a fiduciary duty to their shareholders.  If they genuinely believe that it is in the best interest of all stakeholders to go private, they should at least run a fair, open, and comprehensive sale process.  We offer a few starting suggestions:

•	Extend the go-shop period and modify the break-up fee to encourage other potential buyers.
•	Clearly disclose any future financial involvement that senior executives and board members will have in a privately-owned Instructure.
•	Identify the names of the board’s independent committee members and any other conflicts-of-interest they may have with potential buyers.

Ultimately, we believe that the board should require a much higher price if they are going to deprive shareholders of the opportunity to participate in future value creation at the company.  Otherwise, Goldsmith and the board should do what they have been hired to do – run Instructure as a public company for the continued benefit of customers, employees, and shareholders.

Respectfully,

Rivulet Capital